Exhibit 3.1

Execution Version

FIRST AMENDMENT

TO THE

SIXTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

CRESTWOOD EQUITY PARTNERS LP

This First Amendment (this “Amendment”) to the Sixth Amended and Restated Agreement of Limited Partnership of Crestwood Equity Partners LP, a Delaware limited partnership (the “Partnership”), dated as of August 20, 2021, (the “Partnership Agreement”), is entered into effective as of November 3, 2023, at the direction of Crestwood Equity GP LLC, as the Managing General Partner of the Partnership (the “Managing General Partner”), pursuant to authority granted to it in Section 13 of the Partnership Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Partnership Agreement.

RECITALS

WHEREAS, Section 5.8 of the Partnership Agreement sets forth the rights, powers, privileges, preferences, duties and obligations of the Preferred Units;

WHEREAS, on August 16, 2023, the Partnership entered into an Agreement and Plan of Merger with Energy Transfer LP (“Energy Transfer”), Pachyderm Merger Sub LLC, a wholly owned subsidiary of Energy Transfer (“Merger Sub”), and, solely for the purposes of Sections 2.1(a), 2.1(b), 2.1(c) and 5.21 thereof, LE GP, LLC, pursuant to which the Partnership will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the merger as a direct wholly owned subsidiary of Energy Transfer;

WHEREAS, in connection with the Merger, the Partnership and the Managing General Partner desire to amend Section 5.8 of the Partnership Agreement as set forth herein;

WHEREAS, pursuant to Section 5.8(d)(ii)(A) of the Partnership Agreement, the affirmative vote of a Super-Majority Interest, voting separately as a class with one vote per Preferred Unit, shall be necessary to amend the Partnership Agreement in any manner that alters or changes the rights, powers, privileges or preferences or duties and obligations of the Preferred Units in any material respect; and

WHEREAS, the Partnership and the Managing General Partner conducted a consent solicitation pursuant to which such affirmative vote was obtained.

NOW, THEREFORE, in consideration of the covenants, conditions and agreements contained herein, the Managing General Partner does hereby agree as follows:

A. Amendments.

Section 1.1 is hereby amended to add the following definition:

“Energy Transfer Merger” means the transactions contemplated by the Agreement and Plan of Merger, dated as of August 16, 2023, by and among Energy Transfer LP, Pachyderm Merger Sub LLC, solely for the purposes of Sections 2.1(a), 2.1(b), 2.1(c) and 5.21 thereof, LE GP, LLC, and the Partnership.

Section 5.8(c) of the Partnership Agreement is hereby amended and restated as follows:

(c) Distributions.

(i) Beginning with the first Quarter ending after the Effective Time, the Preferred Holders as of the applicable Record Date shall be entitled to receive distributions in accordance with the following provisions:

(A) The Partnership shall pay a cumulative distribution of $0.2111 per Quarter in respect of each Outstanding Preferred Unit, subject to adjustment in accordance with Sections 5.8(c)(i) and (ii) (the “Preferred Unit Distribution Amount” and such distribution, a “Preferred Unit Distribution”). For the avoidance of doubt, the Preferred Unit Distribution Amount for the first Quarter ending after the Effective Time shall be calculated for a full Quarter, notwithstanding the fact that the Preferred Units may have been issued after the beginning of such Quarter as a result of the Effective Time occurring during such Quarter.

(B) Each Preferred Unit Distribution paid for any Quarter after the Initial Distribution Period shall be paid in cash at the Preferred Unit Distribution Amount unless (x) no distribution is made with respect to such Quarter pursuant to Section 6.3 or 6.4 with respect to the Parity Securities and Junior Securities (including the Common Units, the Class A Units or the General Partner Interest) and (y) the Partnership’s Available Cash is insufficient to pay the Preferred Unit Distribution; provided, however, that for purposes of this Section 5.8(c)(i)(B), Available Cash shall not include any deduction to provide funds for distributions under Section 6.4 in respect of any one or more of the next four Quarters. If the Partnership fails to pay in full in cash any distribution (or portion thereof) which any Preferred Holder accrues and is entitled to receive pursuant to this Section 5.8(c)(i)(B), then (x) the amount of such accrued and unpaid distributions will accumulate until paid in full in cash, and (y) the Partnership shall not be permitted to, and shall not, declare or make (i) any distributions in respect of any Junior Securities and (ii) any distributions in respect of any Parity Securities, other than Class A Preferred Pro Rata Distributions, unless and until all accrued and unpaid distributions on the Preferred Units have been paid in full in cash.

Notwithstanding anything in this Section 5.8(c) to the contrary, with respect to Preferred Units that are converted into Common Units, the holder thereof shall not be entitled to a Preferred Unit Distribution and a Common Unit distribution with respect to the same period, but shall be entitled only to the distribution to be paid based upon the class of Units held as of the close of business on the applicable Record Date, together with all accrued but unpaid distributions on the converted Preferred Units.

Subject to and without limiting the other provisions of this Section 5.8, each Preferred Unit shall have the right to receive, and will share pro rata with holders of Common Units (as if the Preferred Units had converted into Common Units at the then-applicable Conversion Ratio) in, any portion of any cash distribution made in the normal course pursuant to Section 6.3 or 6.4 (a “Quarterly Distribution”) that is in excess of the Specified Distribution Amount. For purposes of this paragraph, “Specified Distribution Amount” means an amount that is the greater of (A) the amount of the highest previously paid Quarterly Distribution, on a per Common Unit basis, after the date of the Energy Transfer Merger (as adjusted for combinations, splits, subdivision and similar transactions) and (B) the amount equal to 115% of the Quarterly Distribution, on a per Common Unit basis, for the immediately preceding Quarter.

Subject to and without limiting the other provisions of this Section 5.8, at any time there are accrued but unpaid distributions on the Preferred Units, no special distributions shall be permitted.

All distributions payable on the Preferred Units shall be paid Quarterly, in arrears, on the earlier of: (A) the date that distributions are made on the Common Units for such Quarter pursuant to Section 6.3(a), and (B) the date that is forty-five (45) days after the end of such Quarter.

For the avoidance of doubt, any Available Cash that is distributed pursuant to Section 6.3 or 6.4 shall be distributed in accordance with this Section 5.8(c).

Section 5.8(d) of the Partnership Agreement is hereby replaced in its entirety as follows:

(d) Voting Rights.

(i) Notwithstanding anything to the contrary in this Agreement, the Preferred Units shall not have any voting rights or rights to consent or approve any action or matter, except as set forth in Section 13.3(c), this Section 5.8(d) or as otherwise required by Delaware law.

(ii) Notwithstanding anything to the contrary in this Partnership, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Preferred Units, voting as a separate class, the Managing General Partner shall not adopt any amendment to this Agreement that the Managing General Partner determines would have a material adverse effect on the rights, powers, preferences, duties or special rights of the Preferred Units; provided, however, that (i) subject to Section 5.8(d)(iii), the issuance of additional Partnership Interests (and any amendment to this Agreement in connection therewith) shall not be deemed to constitute such a material adverse effect for purposes of this Section 5.8(d)(ii) and (ii) for purposes of this Section 5.8(d)(ii), no amendment of this Agreement in connection with a merger or other transaction in which the Preferred Units remain Outstanding with the terms thereof materially unchanged in any respect adverse to the Preferred Holders (as determined by the Managing General Partner) shall be deemed to materially and adversely affect the rights, powers, privileges or preferences of the Preferred Units.

(iii) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Preferred Units, voting as a class, together with the holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, the Partnership shall not (x) create or issue any Parity Securities (including any additional Preferred Units) if the cumulative distributions payable on Outstanding Preferred Units (or any Parity Securities, if the holders of such Parity Securities vote as a class together with the Preferred Holders pursuant to Section 5.8(c)) through the most recent payment date have not been paid on all Outstanding Preferred Units or (y) create or issue any Senior Securities.

(iv) For any matter described in this Section 5.8(d) in which the Preferred Holders are entitled to vote as a class (whether separately or together with the holders of any Parity Securities), such Preferred Holders shall be entitled to one vote per Preferred Unit. Any Preferred Units held by the Partnership or any of its Subsidiaries or their controlled Affiliates shall not be entitled to vote.

Section 5.8(e) of the Partnership Agreement is hereby amended and restated as follows:

(e) Change of Control.

(i) In the event of a Cash COC Event, the Preferred Holders shall convert the Outstanding Preferred Units into Common Units immediately prior to the closing of the Cash COC Event at a conversion ratio equal to the greater of (A) the Conversion Ratio and (B) the quotient of (1) the product of (a) the Preferred Unit Price, multiplied by (b) the Cash COC Conversion Premium, divided by (2) the VWAP Price for the 10 consecutive trading days ending immediately prior to the date of closing of the Cash COC Event, subject to a $1.00 per unit floor on Common Units received, subject to payment of any accrued but unpaid distributions to the date of conversion in accordance with Section 5.8(b)(iv);

(ii) If a Change of Control (other than a Cash COC Event) occurs, then each Preferred Holder shall, at its sole election:

(A) convert all, but not less than all, Preferred Units held by such Preferred Holder into Common Units, at the then-applicable Conversion Rate, subject to payment of any accrued but unpaid distributions to the date of conversion in accordance with Section 5.8(b)(iv);

(B) if (1) either (x) the Partnership is not the surviving entity of such Change of Control or (y) the Partnership is the surviving entity of a Change of Control but the Common Units are no longer listed or admitted to trading on the New York Stock Exchange or another National Securities Exchange and (2) the consideration per Common Unit received by the holders of Common Units in such Change of Control exceeds $1.00, then, at the election of such Preferred Holder, the Partnership shall use its best efforts to deliver or to cause to be delivered to the Preferred Holders, in exchange for their Preferred Units upon such Change of Control, a security in the surviving entity that has substantially similar terms, including with respect to economics and structural protections, as the Preferred Units (a “Substantially Equivalent Unit”); provided, however, that, if the Partnership is unable to deliver or cause to be delivered a Substantially Equivalent Unit to any such electing Preferred Holder in connection with such Change of Control, each such Preferred Holder shall be entitled to (x) take any action otherwise permitted by clause (A), (C) or (D) of this Section 5.8(e)(ii), or (y) convert the Preferred Units held by such Preferred Holder immediately prior to such Change of Control (other than (in the case of clauses (1) and (2) below) any PIK Units, which, solely with respect to a Change of Control contemplated by this Section 5.8(e)(ii)(B), shall be extinguished for no consideration upon the closing of such Change of Control) into a number of Common Units equal to: the quotient of (a) (i) 160% multiplied by the Preferred Unit Price plus (ii) accrued and unpaid distributions as of the effective date of the conversion with respect to the Preferred Units held by such electing Preferred Holder (including any distributions paid at the Deficiency Rate) less (iii) the sum of all cash distributions paid by the Partnership with respect to the Preferred Units held by such electing Preferred Holder during the Initial Distribution Period, prior to the Effective Time, held by such electing Preferred Holder or its predecessors in interest prior to the Initial Distribution Period, divided by (b) 0.97 multiplied by the VWAP Price for the 10 consecutive trading days ending immediately prior to the date of the closing of such Change of Control.

(C) if the Partnership is the surviving entity of such Change of Control and the consideration per Common Unit received by the holders of Common Units in such Change of Control exceeds $1.00, continue to hold Preferred Units; or

(D) require the Partnership to redeem the Preferred Units held by such Preferred Holder at a price per Preferred Unit equal to 101% of the Preferred Unit Price plus accrued and unpaid distributions to the date of such redemption with respect to each of the Preferred Units held by such electing Preferred Holder; provided, that in connection with the Energy Transfer Merger, such price per Preferred Unit shall be 108% of the Preferred Unit Price plus accrued and unpaid distributions to the date of such redemption with respect to each of the Preferred Units held by such electing Preferred Holder. Any redemption pursuant to this sub-clause D shall, in the sole discretion of the Managing General Partner, be paid in either cash or a number of Common Units equal to quotient of (1) the product of (a) 101% of the Preferred Unit Price (or 108% in connection with the Energy Transfer Merger), multiplied by (b) the number of Preferred Units owned by such Preferred Holder that the Partnership has elected to redeem “in kind,” divided by (2) the greater of (i) $1.00 and (ii) the product of (x) 0.92 multiplied by (y) the VWAP Price for the 10 consecutive trading days ending immediately prior to such redemption date. Notwithstanding the preceding, the Partnership shall have no obligation to redeem any such Preferred Units in cash unless such redemption complies with the restricted payments covenant in the Indentures.

Notwithstanding any other provision of this Section 5.8(e), any Change of Control in which the consideration to be received by the holders of Common Units has a value of less than $1.00 per Common Unit shall require the affirmative vote of the then-applicable Voting Threshold of the Outstanding Preferred Units, voting separately as a class with one vote per Preferred Unit.

All Common Units delivered upon any conversion or redemption of the Preferred Units in accordance with this Section 5.8(e) shall be (1) newly issued and (2) duly authorized, validly issued, fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 or 17-804 of the Delaware Act, and shall be free from preemptive rights and free of any lien, claim, rights or encumbrances, other than those arising under the Delaware Act or the Partnership Agreement, as amended by this Amendment.

B. Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

D. Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

[Signatures on following page]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

MANAGING GENERAL PARTNER:

Crestwood Equity GP LLC

By:	/s/ Robert G. Phillips
Name:	Robert G. Phillips
Title:	Founder, Chairman and Chief Executive Officer

Signature Page to

First Amendment to the Sixth Amended and Restated

Agreement of Limited Partnership of

Crestwood Equity Partners LP